UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

ChinaCast Education Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
16946T109
(CUSIP Number)
Brian Meyer
Fir Tree Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
Tel. No.: (212) 599-0090
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
— with a copy to —
Jeffrey C. Cohen
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
December 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16946T109

1	NAMES OF REPORTING PERSONS Fir Tree Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,452,423

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,452,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,452,423

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 8 Pages

CUSIP No.	16946T109

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,422,241

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,422,241

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,422,241

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 8 Pages

CUSIP No.	16946T109

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,030,182

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,030,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,030,182

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
Note to Schedule 13D:
This Schedule 13D is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Issuer”) and to exercise any and all voting right associated with such securities.
The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,452,423 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

Page 4 of 8 Pages

CUSIP No.	16946T109
Item 1. Security and Issuer.
Securities acquired:

Common stock, par value $0.0001.

Issuer:
ChinaCast Education Corporation
Suite 08, 20/F
One International Financial Centre
1 Harbour View Street
Pudong District
Central, Hong Kong
Item 2. Identity and Background.
(a) and (b), Name of Person Filing, Address of Principal Place of Business and Principal Office, and Place of Organization:
Fir Tree Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree Value Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way
Camana Bay
P.O. Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree Capital Opportunity Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way
Camana Bay
P.O. Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership
(c) Principal occupation or employment: Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management. The principal business of Fir Tree Value and Fir Tree Capital is investing in securities.
(d) Conviction in criminal proceedings: None of Fir Tree, Fir Tree Value or Fir Tree Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Civil proceedings: None of Fir Tree, Fir Tree Value or Fir Tree Capital has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Information regarding each executive officer and director of Fir Tree and the general partner of Fir Tree Value and the general partner of Fir Tree Capital are set forth in Exhibit 1 hereto and incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration.
As of December 31, 2010, Fir Tree, Fir Tree Value and Fir Tree Capital beneficially owned 6,031,556 shares of Common Stock, 5,001,374 shares of Common Stock and 1,030,182 shares of Common Stock, respectively.
Fir Tree Value acquired 220,767 additional shares of Common Stock at a price of $6.14 on March 21, 2011, 100,100 additional shares of Common Stock at a price of $6.15 on March 29, 2011 and 100,000 additional shares of Common Stock at a price of $5.82 on May 25, 2011.
The above amounts include any commissions incurred in making the investments. Currently, all of the shares of the Common Stock of the Issuer held by the Reporting Persons as of the date of this Schedule 13D are held by Fir Tree Value or Fir Tree Capital. All of the shares of the Common Stock of the Issuer held by Fir Tree Value and Fir Tree Capital have been acquired using the working capital of Fir Tree Value and Fir Tree Capital.
The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,452,423 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

Page 5 of 8 Pages

CUSIP No.	16946T109
Item 4. Purpose of the Transaction.
The Reporting Persons purchased the Common Stock, including the shares acquired pursuant to the Letter Agreement, for investment purposes based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.
Pursuant to the Letter Agreement, so long as Fir Tree Value and Fir Tree Capital hold at least 10% in the aggregate of the outstanding Common Stock, (i) the Issuer will cause one person designated by Fir Tree Value and Fir Tree Capital to be elected or appointed to the Issuer’s board of directors and to have additional persons designated by Fir Tree Value and Fir Tree Capital elected or appointed to the Issuer board if the number of directors comprising the board of directors increases beyond seven persons (any directors nominated by the Reporting Persons, “Reporting Person Designee”), (ii) the Issuer will appoint a Reporting Person Designee to serve on the compensation committee of the board of directors, (iii) the Issuer will not increase the number of directors appointed to the compensation committee beyond three unless the number of Reporting Person Nominees appointed to the compensation committee is increased proportionally and (iv) the Issuer will use best efforts to cause the re-appointment of a Reporting Person Designee when such person’s term expires. The Reporting Persons may participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by the Reporting Persons and through the exercise of their right under the terms of the Letter Agreement to nominate director(s) to serve on the Issuer’s board of directors and to be appointed to serve on the board of directors’ compensation committee. The summary of certain rights of Fir Tree Value and Fir Tree Capital pursuant to the Letter Agreement described in this Item 4 is qualified in the entirety by the Letter Agreement set forth in Exhibit 2 and incorporated in this Item 4 by reference.
Although the Reporting Persons have no specific plan or proposal to acquire additional shares or dispose of shares of Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, the nomination of directors to the board of directors, the appointment of directors to the compensation committee and the composition of the board of directors. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock or the disposition of shares of Common Stock held by the Reporting Person or other persons, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this 13D, to the extent deemed advisable by the Reporting Persons.
Item 5. Interest in Securities of the Issuer.
(a) As of December 2, 2011, Fir Tree, Fir Tree Value and Fir Tree Capital beneficially own 6,452,423 shares of Common Stock, 5,422,241 shares of Common Stock and 1,030,182 shares of Common Stock, respectively, representing 13.2%, 11.1% and 2.1%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 6,452,423 shares of Common Stock, which represents 13.2% of the shares of Common Stock outstanding. Such percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned by Fir Tree, Fir Tree Value, and Fir Tree Capital as of December 2, 2011 (as set forth in the prior sentence) by (ii) 49,020,291 shares of Common Stock (which was the number of shares of Common Stock outstanding as of November 6, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.
To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Value and the general partner of Fir Tree Capital have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.
(b) Fir Tree, as the investment manager of Fir Tree Value and Fir Tree Capital, has the shared power to vote and dispose of the 6,452,423 shares of Common Stock held collectively by Fir Tree Value and Fir Tree Capital. Fir Tree Value has the power to vote and dispose of the 5,422,241 shares of Common Stock it owns. Fir Tree Capital has the power to vote and dispose of the 1,030,182 shares of Common Stock it owns.
To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Value and the general partner of Fir Tree Capital have no sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, nor shared power to dispose or to direct the disposition of the Common Stock separate from the shares held by the Reporting Persons.
The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,452,423 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.
(c) The Reporting Persons have not engaged in any transactions in the Issuer’s securities during the sixty days prior to the obligation to file this Schedule 13D.
(d) Not Applicable.
(e) Not Applicable.

Page 6 of 8 Pages

CUSIP No.	16946T109
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On June 27, 2008, Fir Tree Value and Fir Tree Capital entered into the Letter Agreement with the Issuer, which contains certain provisions relating to Fir Tree Value’s and Fir Tree Capital’s acquisition of additional shares of Common Stock and exercise of outstanding warrants of the Issuer and the right of Fir Tree Value and Fir Tree Capital to designate director(s) and member(s) of the compensation committee as discussed in Item 4. The Letter Agreement also contains a provision whereby the Issuer agrees to grant registration rights with respect to the Common Stock held by Fir Tree Value and Fir Tree Capital. The foregoing summary of the Letter Agreement is qualified in its entirety by the Letter Agreement, which is set forth in Exhibit 2, and incorporated in this Item 6 by reference.
Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Information regarding the Instruction C persons.

Exhibit 2	Letter dated June 27, 2008 among ChinaCast Education Corporation, Fir Tree Value Master Fund, L.P. and Fir Tree Capital Opportunity Master Fund, L.P.

Exhibit 3	Joint Filing Agreement.

Page 7 of 8 Pages

CUSIP No.	16946T109
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2011	FIR TREE INC.
	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

FIR TREE VALUE MASTER FUND, L.P. By: FIR TREE INC., its Manager
	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. By: FIR TREE INC., its Manager
	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

Page 8 of 8 Pages